                          VAN KAMPEN HIGH INCOME TRUST

                               CUSIP - 920-911-203

       NOTICE OF PROPOSED MERGER & MODIFICATION OF CERTAIN TERMS OF MERGER
                        WITH RESPECT TO PREFERRED SHARES



                  NOTICE IS HEREBY GIVEN that VAN KAMPEN HIGH INCOME TRUST ("High Income Trust") is scheduled to merge into VAN KAMPEN HIGH INCOME TRUST II (the "Acquiring Fund") after the close of business on July 29, 2005.

                  The Acquiring Fund currently has one series of auction preferred shares ("APS"). After the merger is completed, the Acquiring Fund will have two series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS, and (ii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series B APS") in exchange for High Income Trust's existing auction market preferred shares ("High Income Trust AMPS"). Four shares of Acquiring Fund Series B APS will be issued in exchange for each share of High Income Trust AMPS, so that the liquidation preference for Acquiring Fund Series B APS will be $25,000 per share. The number of days in the regular dividend period for Acquiring Fund Series B APS will remain the same as the existing High Income Trust AMPS (i.e., an auction for Acquiring Fund Series B APS will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

                  The next regularly scheduled auction for High Income Trust AMPS is expected to occur on July 26, 2005. On July 29, 2005, holders of High Income Trust AMPS will receive i) a dividend representing the three-day period from July 27, 2005 to July 29, 2005 and ii) four Acquiring Fund Series B APS in exchange for each share of High Income Trust AMPS. The initial dividend rate for the Acquiring Fund Series B APS will be the rate as determined at the July 26, 2005 auction for High Income Trust AMPS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series B APS, which is expected to be on August 23, 2005 (i.e., 28 days after July 26, 2005).

                  The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed merger contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.



                                   VAN KAMPEN HIGH INCOME TRUST


Dated:  July 22, 2005              By:  /s/ JAMES W. GARRETT
                                      ------------------------
                                        James W. Garrett
                                        Chief Financial Officer and Treasurer